UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of  25 January, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	25th January 2011

AIB: Admission to trading on the Enterprise Securities Market

As previously announced on 23rd December 2010, Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] will cease trading on the Main Securities Market (MSM) of the Irish Stock Exchange and the London Stock Exchange and will instead be listed on the Enterprise Securities Market (ESM) of the Irish Stock Exchange prior to market opening on 26th January 2011.

The proposed move to the ESM should not impact shareholders' ability to buy or sell shares.  Shares trading on the ESM can be bought or sold through the normal channels, including a wide range of brokers and there will be no delay in terms of trading days between delisting from the MSM and relisting on the ESM.  Shareholders will continue to be able to view the latest AIB share price, including on the AIB website.

Should shareholders require any further information please contact us at investor.relations@aib.ie

- ENDS -

For further information, please contact:
Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date   25 January, 2011

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.